ITEM 77D

BT INVESTMENT PORTFOLIOS

At the March 2002 Board meeting, the Board of Directors approved changing the investment policy and prospectus disclosure for SAFE Equity Index Fund and U.S. Bond Index Fund in order to comply with revised Rule 35d-1.

The EAFE Equity Index Fund ("the Fund") had an investment policy to invest under normal circumstances "at least 80% of its assets in stocks of companies included in the EAFE Index . . ." To comply with revised Rule 35d-1, the Fund Names Rule, the Board approved revising the Fund's policy to invest, under normal circumstances, "at least 80% of its assets, at the time we purchase the securities, in stocks of companies included in the EAFE Index..."

The US Bond Index ("the Fund") had an investment policy to invest under normal circumstances "at least 80% of its assets in stocks of companies included in the Lehman Bond Index . . ." To comply with revised Rule 35d-1, the Fund Names Rule, the Board approved revising the Fund's policy to invest, under normal circumstances, "at least 80% of its assets, at the time we purchase the securities, in stocks of companies included in stocks of companies included in the Lehman Bond Index . . ."

At the June 2002 Board meeting, the Board of Directors approved permitting each of the taxable money market funds (including the Liquid Assets Portfolio) to classify asset backed commercial paper based on standard classifications utilized by rating agencies and increasing the limit on asset-backed commercial paper from 25% to 50%.